Exhibit (a)(5)(iii)

NEWS RELEASE	NACCO Industries, Inc.
5875 Landerbrook Drive ● Cleveland, Ohio 44124-4069 Tel. (440) 449-9600 ● Fax (440) 449-9577

For Immediate Release Tuesday, December 26, 2006
NACCO INDUSTRIES, INC. INCREASES TENDER OFFER PRICE
FOR APPLICA TO $7.50 PER SHARE, AMENDS CONDITIONS TO THE OFFER

CLEVELAND, OH, December 26, 2006 — NACCO Industries, Inc. (NYSE: NC) announced today that through an indirect, wholly owned subsidiary, it has increased the offer price in its cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of Applica Incorporated (NYSE: APN) from $7.00 per share to $7.50 per share.
Apex Acquisition Corporation, NACCO’s indirect, wholly owned subsidiary, will be filing an amendment to its Schedule TO today with the Securities and Exchange Commission amending certain conditions to its cash tender offer for all of Applica’s shares and deleting other conditions. The tender offer remains subject to various conditions, including the tender of a majority of Applica shares, calculated on a fully diluted basis. The tender offer is not subject to a financing contingency.
Questions regarding the tender offer or requests for offering materials should be directed to the information agent, MacKenzie Partners, Inc., at (800) 322-2885. Offering materials are being filed today by Apex Acquisition Corporation, an indirect, wholly owned subsidiary of NACCO, with the Securities and Exchange Commission (SEC) and will be available on the SEC’s website at http://www.sec.gov. Applica’s shareholders are urged to read the offering materials filed by Apex Acquisition Corporation, which contain important information.
THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL, WHICH MAY BE MADE ONLY PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL INITIALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 2006, AS AMENDED. THE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF APPLICA SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT COMPLY WITH THE LAWS OF THAT JURISDICTION.
About NACCO
NACCO is an operating holding company with three principal businesses: lift trucks, housewares and mining. NACCO Materials Handling Group, Inc. designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NACCO Housewares Group consists of Hamilton Beach/Proctor-Silex, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc., a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. The North American Coal Corporation mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. Additional information about NACCO is available at www.nacco.com.
FOR QUESTIONS ABOUT THE TENDER OFFER, CONTACT:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Toll-Free: (800) 322-2885 or,
Call Collect: (212) 929-5500
tenderoffer@mackenziepartners.com
ANALYSTS AND MEDIA CONTACT:
NACCO Industries, Inc.
Christina Kmetko
Manager — Finance
(440) 449-9669